UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-14023

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, Maryland 21046

FORM 11-K

*

Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Corporate Office Properties, L.P. Employee Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, MD
June 26, 2009

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value
Mutual funds	$8,724,942	$11,808,352
Common/collective fund	778,566	349,627
Corporate Office Properties Trust common shares	567,646	365,007
Participant loans	224,198	156,759
Cash and cash equivalents	5,092	—
Total investments	10,300,444	12,679,745

Receivables
Employer contribution (Note 4)	—	186,054
Participant contributions	—	50,801
Total receivables	—	236,855

Total assets	10,300,444	12,916,600

Liabilities
Corrective distributions payable (Note 4)	—	119,837
Total liabilities	—	119,837

Net assets reflecting all investments at fair value	10,300,444	12,796,763

Adjustment to contract value
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,298	(2,066)

Net assets available for benefits	$10,307,742	$12,794,697

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment income (loss)
Interest and dividend income	$473,751
Net depreciation in fair value of investments	(5,055,833)
Net investment loss	(4,582,082)

Contributions
Employee	1,915,275
Employer (Note 4)	578,084
Rollovers	548,955
Total contributions	3,042,314

Total additions	(1,539,768)

Deductions
Benefits paid	946,437
Administrative expenses (Note 2)	750
Total deductions	947,187

Net decrease	(2,486,955)

Net assets available for benefits
Beginning of year	12,794,697
End of year	$10,307,742

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and of which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed at least 60 days of employment and are at least 21 years of age.  The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Company serves as the Plan administrator and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions

Participants may contribute up to 15% of their compensation, as defined in the Plan, per pay period on a before-tax basis, subject to limitations under the IRC.  Participants may also contribute up to 15% of their compensation per pay period on an after-tax basis.  Total before-tax contributions and after-tax contributions are limited to 15% of compensation.  Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants may rollover amounts from traditional individual retirement accounts (“IRAs”), 403(b) plans, 457 plans and other qualified retirement plans into the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  For contributions to the Plan occurring through December 31, 2008, the Company matched 50% of the first 6% of pre-tax and/or after-tax contributions that participants contributed to the Plan.  For contributions to the Plan occurring subsequent to December 31, 2008, the Company matches 100% of the first 1% of pre-tax and/or after-tax contributions that participants contribute to the Plan and 50% of the next 5% in participant contributions to the Plan (representing an aggregate Company match of 3.5% on the first 6% of participant pre-tax and/or after-tax contributions to the Plan).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions and related earnings thereon. Vesting in the Company matching contribution portion of Participant accounts is based on years of continuous service.  For matching contributions made through December 31, 2008, a participant is 30% vested in Company matching contributions after one year of credited service, 60% vested after two years of credited service and 100% vested after three years of credited service.  For matching contributions made subsequent to December 31, 2008, a participant is 50% vested in Company matching contributions after one year of credited service and 100% vested after two years of credited service.

Participant Loans

Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator.  At December 31, 2008, interest rates on participant loans ranged from 5.00% to 9.25% and the maturity dates on such loans ranged from January 2009 through November 2013.  Repayment of participants’ loan principal and interest is obtained through bi-weekly payroll deductions from such participants.

Payment of Benefits

Upon termination of service, whether by death, disability, retirement or otherwise leaving the Company and its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period.  Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan.  In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed.

Forfeitures

Nonvested Company matching contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries.  Forfeitures are available for the Company to apply against future Company contributions.  Forfeited nonvested accounts totaled $7,661 at December 31, 2008 and $88,560 at December 31, 2007.  The Plan used $83,550 in forfeited nonvested accounts during 2008 primarily to reduce the Company’s funding requirements for additional employer contributions pertaining to prior years that are discussed in Note 4.

Investment Options

The Plan provides 24 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest.  In addition, the participants of the Plan may choose to invest in Corporate Office Properties Trust’s common shares.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices on the last business day of the Plan year, which represents the net asset value of shares held by the Plan at year end.  Shares in the T. Rowe Price Stable Asset Fund, which is a fully benefit-responsive common/collective fund, are valued at fair value with an adjustment to arrive at contract value based on information reported on the audited financial statements of the fund at year end; contract value is the relevant measurement attribute for that portion of the net assets available for benefits because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Corporate Office Properties Trust’s common shares are valued at the closing market price of such shares at the end of the respective periods, as reported on the New York Stock Exchange.  Participant loans are valued at amortized cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Administrative Expenses

Substantially all expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”).   SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  The Statement does not require or permit any new fair value measurements but does apply under other accounting pronouncements that require or permit fair value measurements.  The changes to current practice resulting from the Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements.

Effective January 1, 2008, the Plan adopted SFAS 157 on a prospective basis; this adoption did not have a material effect on the Plan’s financial statements.

The Plan also adopted FASB Staff Position SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS-157-3”), effective upon its issuance by the FASB on October 10, 2008.  The adoption of FSP FAS-157-3 did not have a material effect on the Plan’s financial statements.

3.              Investments, at fair value

The following presents the value and number of shares held of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	Value of Investments at		Number of Shares Held
	December 31,		at December 31,
	2008	2007	2008	2007
T. Rowe Price Mid-Cap Growth Fund	$1,105,839	$1,890,948	33,849	32,789
T. Rowe Price Retirement 2020 Fund	842,879	888,507	75,867	50,085
T. Rowe Price Equity Index 500 Fund	800,452	1,281,165	33,008	32,550
T. Rowe Price Stable Value Fund	778,566	**	785,864	**
T. Rowe Price Growth Stock Fund	712,056	1,175,107	37,009	34,911
T. Rowe Price Small-Cap Value Fund	599,166	938,201	25,496	26,119
T. Rowe Price Equity Income Fund	596,610	812,436	34,930	28,912
Corporate Office Properties Trust common shares	567,646	**	18,490	**
T. Rowe Price International Stock Fund	*	735,660	*	43,920
T. Rowe Price Balanced Fund	*	644,958	*	31,309

*The balance of this investment does not represent more than 5% of the Plan’s assets at December 31, 2008.

**The balance of this investment does not represent more than 5% of the Plan’s assets at December 31, 2007.

The Plan’s investments depreciated in value by $5,055,833 in the year ended December 31, 2008 (including realized gains and losses on investments bought and sold, and unrealized gains and losses on investments held during the year).  This depreciation was attributable to the following: $5,045,284 loss to investments in mutual funds; and $10,549 loss to investments in Corporate Office Properties Trust common shares.

Under SFAS 157, fair value is defined as the exit price, or the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.  SFAS 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Plan.  Unobservable inputs are inputs that reflect assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available given the circumstances.  The hierarchy of these inputs is broken down into three levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs include (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in markets that are not active and (3) inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability.  Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The table below sets forth the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008.

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
Description	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Mutual funds	$8,724,942	$—	$—	$8,724,942
Common/collective fund	—	778,566	—	778,566
Corporate Office Properties Trust common shares	567,646	—	—	567,646
Participant loans	—	—	224,198	224,198
Cash and cash equivalents	5,092	—	—	5,092
Total assets	$9,297,680	$778,566	$224,198	$10,300,444

The Plan’s Level 1 assets are valued at quoted market prices.  The Plan’s Level 2 assets, representing investments in a common/collective fund, have underlying investments primarily in pools of investment contracts that are issued by insurance companies and commercial banks and contracts that are backed by high-quality bonds, bond and securities trusts and mutual funds; these investments are valued based on the aggregate market values of the applicable bonds, bond and securities trusts and other investments.  The Plan’s Level 3 assets, representing participant loans, are valued at amortized cost plus accrued interest, which approximates fair value.  The Plan’s Level 3 assets comprised approximately 2.2% of the Plan’s total investment portfolio fair value.  Below is a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Beginning balance	$156,759
New loans issued	133,982
Loan repayments	(66,543)
Ending balance	$224,198

4.     Corrective Distributions

The Statement of Net Assets Available for Benefits reflects corrective distributions to participants classified as Highly Compensated Employees under IRC section 414(q) (“HCEs”) in order to remediate excess contributions made by such participants to the Plan in prior years; these distributions, which were made in 2008, are included on the Statement of Net Assets Available for Benefits as corrective distributions payable totaling $119,837 at December 31, 2007.

The Plan financial statements also reflect additional employer contributions being made to participants not classified as HCEs to complete the remediation of a portion of the excess contributions made by HCEs in prior years described above; these contributions, which were made in 2008, are included on the Statement of Net Assets Available for Benefits as employer contributions receivable totaling $119,837 at December 31, 2007.

5.     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA.  In the event of termination, participants become 100% vested in their accounts.

6.     Related Parties

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates.  T. Rowe Price Associates and T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc.  Transactions with the Trustee, T. Rowe Price Trust Company, therefore qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

During 2008, the Plan purchased 9,060 common shares of Corporate Office Properties Trust for $291,067 and sold 2,158 common shares for $77,879.  The Plan held 18,490 common shares valued at $567,646 at December 31, 2008 and 11,588 common shares valued at $365,007 at December 31, 2007.

7.     Income Tax Status

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator received a favorable determination letter dated July 13, 2005.

8.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.     Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$10,307,742	$12,794,697
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,298)	2,066
Net assets available for benefits per the Form 5500	$10,300,444	$12,796,763

The following is a reconciliation of investment loss per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net investment loss per the financial statements	$(4,582,082)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	(7,298)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(2,066)
Total investment loss per the Form 5500	$(4,591,446)

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
		Description of investment
	(b)	including maturity date, rate of		(e)
	Identity of issue, borrower, lessor	interest, collateral, par or	(d)	Current
(a)	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund		$1,105,839
*	T. Rowe Price Retirement 2020 Fund	Mutual fund		842,879
*	T. Rowe Price Equity Index 500 Fund	Mutual fund		800,452
*	T. Rowe Price Growth Stock Fund	Mutual fund		712,056
*	T. Rowe Price Small-Cap Value Fund	Mutual fund		599,166
*	T. Rowe Price Equity Income Fund	Mutual fund		596,610
*	T. Rowe Price Retirement 2030 Fund	Mutual fund		503,722
*	T. Rowe Price New Income Fund	Mutual fund		483,878
*	T. Rowe Price International Stock Fund	Mutual fund		446,780
*	T. Rowe Price Retirement 2025 Fund	Mutual fund		406,219
*	T. Rowe Price Balanced Fund	Mutual fund		377,370
*	T. Rowe Price Retirement 2035 Fund	Mutual fund		337,027
*	T. Rowe Price Retirement 2040 Fund	Mutual fund		307,743
*	T. Rowe Price New Horizons Fund	Mutual fund		262,931
*	T. Rowe Price Media & Telecommunications	Mutual fund		227,456
*	T. Rowe Price Science & Technology Fund	Mutual fund		216,080
*	T. Rowe Price Retirement 2045 Fund	Mutual fund		195,169
*	T. Rowe Price Retirement 2015 Fund	Mutual fund		131,839
*	T. Rowe Price Retirement 2010 Fund	Mutual fund		67,421
*	T. Rowe Price Extended Equity Market Index	Mutual fund		45,899
*	T. Rowe Price Retirement Income Fund	Mutual fund		24,034
*	T. Rowe Price Retirement 2050 Fund	Mutual fund		22,015
*	T. Rowe Price Retirement 2005 Fund	Mutual fund		6,850
*	T. Rowe Price Retirement 2055 Fund	Mutual fund		5,507
	Registered investment companies			8,724,942
*	T. Rowe Price Stable Value Fund	Common/collective fund		778,566
*	Corporate Office Properties Trust common shares	Common shares of the Company		567,646
*	Participant loans	Interest rates ranging from 5.00% to 9.25%, maturity dates ranging from January 2009 through November 2013		224,198
*	Cash and cash equivalents	Uninvested cash in settlement account		5,092
				$10,300,444

*     Denotes party-in-interest as defined by ERISA.

**  Cost information not required for participant-directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES, L.P. EMPLOYEE
RETIREMENT SAVINGS PLAN

	BY:	CORPORATE OFFICE PROPERTIES, L.P.,
the Plan administrator

	BY:	CORPORATE OFFICE PROPERTIES TRUST,
the sole general partner

Date: June 26, 2009	BY:	/s/ Randall M. Griffin
Randall M. Griffin
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm